August 29, 2024

Eric d'Esparbes
Chief Financial Officer
Biora Therapeutics, Inc.
4330 La Jolla Village Drive, Suite 300
San Diego, CA 92122

        Re: Biora Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed August 23, 2024
            File No. 333-281768
Dear Eric d'Esparbes:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ryan Murr, Esq.